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                           April 30, 2020

       James Parsons
       Chief Financial Officer
       Trillium Therapeutics Inc.
       2488 Dunwin Drive
       Mississauga, Ontario L5L 1J9
       Canada

                                                        Re: Trillium
Therapeutics Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed April 23,
2020
                                                            File No. 333-237810

       Dear Mr. Parsons:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Haran Viswanathan